September 13, 2007

VIA EDGAR AND HAND DELIVERY

Elaine Wolff

Michael McTiernan

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Visa Inc.
Amendment No. 5 to the Registration Statement on Form S-4 (File No. 333-143966) filed on September 12, 2007

Ladies and Gentlemen:

On behalf of Visa Inc., a Delaware corporation (“Visa Inc.” or the “Company”), and in connection with the Registration Statement on Form S-4 originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on June 22, 2007 (the “Registration Statement”) and amended on August 29, 2007, we are writing in response to the Staff’s comments on Amendment No. 3 and 4 as transmitted to the Company by letter dated September 7, 2007. For convenience, we have reprinted the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment.

The Company has filed today with the Commission Amendment No. 5 (“Amendment No. 5”) to the Registration Statement, and all references herein to such Registration Statement are to such Amendment No. 5 and to the form of proxy statement-prospectus (the “Proxy Statement-Prospectus”) included therein. Terms used in this letter and not defined herein have the meanings assigned to such terms in such Proxy Statement-Prospectus. Other changes have also been made, as indicated in the marked materials.

Unaudited Pro Forma Condensed Combined Financial Information

6. Combination and Pro Forma Adjustments

Combination Adjustments, page 126

1.	We have reviewed your response to our prior comment 4 and 5. Please revise your disclosure to include a more robust discussion of significant reclassification and

Securities and Exchange Commission

elimination adjustments. Please ensure that your disclosures specifically address the need for reclassification (e.g. why there was a difference in classification between Visa U.S.A. and Visa International).

The Registration Statement has been revised beginning on page 126 of Amendment No. 5 to provide additional disclosure regarding the individual reclassification and elimination adjustments made in the unaudited pro forma condensed combined balance sheet and statements of operations.

Combination Adjustments – D. page 127

2.	We have reviewed your response to comment number 6. It would appear that there is an implied representation by management based upon the inclusion of an adjustment to change the characterization of Visa International’s securities that management of the combined entity has assessed the purpose and intent of the Visa International’s employees differently then management of Visa International. Please explain to us how two different management teams, given the same information, could arrive at a materially different answer under SFAS 115. Within your response, please provide any specific information and/or analysis prepared by the respective management teams to determine the proper classification and a discussion of where these management teams differed in their analysis.

Please be advised that the Company did not intend to make an implied representation that management of the combined entity had assessed the purpose and intent of the Visa International employees differently than the management of Visa International. Visa Inc. management has not, to date, performed its analysis of these securities under the guidelines of SFAS 115. Rather, management felt that given the investments were part of similar deferred compensation plans, conforming the presentation of the investments to that of the acquiring company resulted in a more consistent and transparent disclosure.

However, recognizing this implied representation and in response to the Staff’s comment, the Company has removed the reclassification adjustment from its unaudited pro forma condensed combined balance sheet and statements of operations to retain the historical presentation of Visa International. Please see the revisions beginning on page 126 of Amendment No. 5 to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Visa International

Components of Operating Revenue, page 181

3.	We have considered your response to our prior comment 7 as well as the revisions your have made to your disclosure. In each instance that the rollforward has been disclosed, please include a similar rollforward for the prior period for comparative purposes. Additionally, please provide to us, rollforwards of the member incentive assets and liabilities on a gross basis. We may have further comment upon reviewing this information.

Securities and Exchange Commission

As discussed during the phone call between Visa and the Staff on September 11, 2007, the Company respectfully directs your attention to “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” for each of Visa International and Visa U.S.A. on pages 191 and 232 for the nine months ended June 30, 2007 and on pages 196, 203, 237 and 243 for the fiscal years ended September 30, 2006 and 2005, where we have disclosed the rollforwards of member incentive agreements. In response to the Staff’s verbal comments and to enhance the clarity of Visa’s overall disclosure, the Company has further expanded its presentation of these rollforwards to clarify the nature of these “performance” adjustments and “contractual” amendments presented.

The Company respectfully informs the Staff that there were no material performance adjustments made in any period presented. Should material adjustments occur in future periods, it is the Company’s intention to provide sufficient disclosure to allow a reader to understand the nature and timing of the material adjustments as well as the specific facts and circumstances that caused the material adjustments.

As further discussed in the September 11, 2007 call, the Company has not provided the rollforwards of member incentive assets and liabilities on a gross basis, as the preparation would be onerous and the Company believes it would not materially assist in the Staff’s review.

Fiscal Year Ended September 30, 2005 compared to Fiscal Year Ended September 30, 2004

Settlement risk guarantee, page 196

4.	We have considered your response to our prior comment 9. We are still unclear how you have determined that the reduction in your settlement risk guarantee should be accounted for as a change in estimate. Please provide to us a description of how the amount of the settlement guarantee liability is determined. Within your summary, please tell us how management’s determination of the look-back period effects the calculation of the reserve and specifically what new events, experience acquired or additional information obtained that justified management changing the lock-back period form 15 to 10 years. Specifically, tell us how management initially determined that the 15 year lock-back was appropriate and what changed in that analysis that supported then change to a 10 year lock-back period. Within your response, please explain to us what effect the passage of time has on the calculation of the liability. It would seem intuitive that less reliance and emphasis would be placed on the BCCI loss as time passed. Lastly, please tell us how management’s ability to mitigate member failures effects the calculation of the liability as you have stipulated that the majority of the Company’s exposure to losses resulting from 44 member failures in 1998 was mitigated.

During the phone call between Visa and the Staff on September 11, 2007, Visa provided an overview of the settlement risk guarantee liability calculation to respond to the Staff’s comments. This overview was consistent with Visa’s written responses regarding the calculation provided in its letters dated August 2, 2007 and August 21, 2007. As discussed during the September 11th call, the calculation of this liability requires significant management judgment surrounding the assumed probability of loss, total exposure and loss upon default. As such, Visa

Securities and Exchange Commission

International and Visa U.S.A. have provided disclosure regarding these critical assumptions in its “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” at pages 218 and 254. Visa intends to review this disclosure for appropriateness at each reporting date to ensure clarity in regards to this calculation.

Annual Incentive Plans, page 276

5.	Please disclose in the introductory paragraph that you also may pay cash bonuses pursuant to these plans that do not relate to pre-established performance targets and explain why you have retained this discretion. With respect to each discretionary bonus paid in 2006, please disclose why it was paid.

The requested revisions have been made at pages 290, 291 and 292 of Amendment No. 5.

6.	We note that you have disclosed detailed information regarding your corporate targets. Please also provide disclosure regarding each named executive officers individual performance targets and explain how the individual targets relate to the corporate targets to generate the payout amounts.

The requested revisions have been made at pages 290, 291 and 292 of Amendment No. 5.

7.	We note your response to comment 13. Please disclose the new 2007 performance metrics.

The requested revisions have been made at pages 291 and 292 of Amendment No. 5.

* * * *

We hope that you will find the responses to the Staff’s comments comprehensive. If you have any questions concerning the foregoing, please contact Kevin Keogh at (212) 819-8227 or Mark L. Mandel at (212) 819-8546.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	S. Ward Atterbury

Joseph W. Saunders
William M. Sheedy
Visa Inc.